FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	…………………………………………………… ,	2013

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 8, 2013	….	By ……/s/…… Shinichi Aoyama………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the second quarter ended June 30, 2013

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the second quarter ended

June 30, 2013

CANON INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2013	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	7

	(2)	Directors and Executive Officers	10

IV	Financial Statements

	(1)	Consolidated Financial Statements	11

	(2)	Other Information	42

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.    Corporate Information

(1)    Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Six months ended June 30, 2013	Six months ended June 30, 2012	Three months ended June 30, 2013	Three months ended June 30, 2012	Year ended December 31, 2012

Net sales	1,783,533	1,728,445	966,880	899,205	3,479,788

Income before income taxes	159,123	178,269	98,868	85,545	342,557

Net income attributable to Canon Inc.	107,409	113,252	66,496	51,714	224,564

Comprehensive income	253,168	127,606	124,796	(6,321)	351,778

Canon Inc. stockholders’ equity	-	-	2,690,371	2,499,617	2,598,026

Total equity	-	-	2,848,283	2,658,194	2,754,302

Total assets	-	-	4,109,526	3,861,436	3,955,503

Net income attributable to Canon Inc. stockholders per share:

Basic (yen)	93.17	95.26	57.68	43.71	191.34

Diluted (yen)	93.17	95.25	57.68	43.71	191.34

Canon Inc. stockholders’ equity to total assets (%)	-	-	65.5	64.7	65.7

Cash flows from operating activities	217,889	201,967	-	-	384,077

Cash flows from investing activities	(139,266)	(111,777)	-	-	(212,740)

Cash flows from financing activities	(85,354)	(187,541)	-	-	(319,739)

Cash and cash equivalents at end of period	-	-	707,774	674,047	666,678

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

Canon (consisting of the Company, 271 consolidated subsidiaries and 9 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, imaging system, industry and others. No material change in Canon’s business has occurred during the six months ended June 30, 2013.

No additions or removals of significant group entities have occurred during the six months ended June 30, 2013.

II.    The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2013

No material contracts were entered into during the three months ended June 30, 2013.

(3)	Operating Results

Looking back at the global economy in the first half of 2013, in the United States, the economic recovery continued moderately ahead of other developed countries amid expanding personal spending backed by improvements in the housing market and employment conditions, while in Europe, the economy as a whole remained sluggish. In China, although the economy continued to grow, the pace of growth weakened and most of the other emerging countries also experienced low growth. The Japanese economy showed signs of recovery with an improvement in the export environment along with the effects of other stimulation measures. Although a recovery was evident in some economies, such as in the U.S., the global economy overall remained flat.

As for the markets in which Canon operates amid these conditions, demand for multifunction devices (MFDs) declined due to economic uncertainty and a deceleration in economic growth in emerging countries, while demand for laser printers decreased due to the sluggish economy. Demand for interchangeable-lens digital cameras displayed strong growth all over the world, while demand for digital compact cameras continued to shrink both in developed countries and emerging markets. Overall demand for inkjet printers also declined due to the continued weak economy. In the industry and others sector, demand for semiconductor lithography equipment saw an easing of the curb on capital expenditure for memory devices, while lithography equipment used in the production of flat panel displays (FPD) continued to face sluggish demand for large-size panels despite the healthy market for mid- and small-size panels used mainly in smartphones and tablet PCs.

The average values of the yen during the second quarter and first half of the year were ¥98.80 and ¥95.96 to the U.S. dollar, respectively, year-on-year depreciations of approximately ¥19 and ¥16, and ¥129.02 and ¥125.90 to the euro, respectively, year-on-year depreciations of approximately ¥27 and ¥22.

[Second-quarter results]

Net sales for the second quarter increased 7.5% year on year to ¥966.9 billion, boosted by steady sales of competitive MFDs and laser printers, along with increased sales of inkjet printers and the positive effect of favorable currency exchange rates. The gross profit ratio for the second quarter rose 0.5 points to 49.4% from the year-ago period, thanks to the effects of ongoing cost-cutting efforts along with the depreciation of the yen. Despite Group-wide efforts to thoroughly reduce spending, foreign-currency-denominated operating expenses increased after conversion into yen due to the depreciation of the yen, resulting in an increase in second-quarter operating expenses of 9.1% year on year to ¥379.0 billion. Consequently, second-quarter operating profit increased by 6.2% to ¥98.4 billion compared with the corresponding period of the previous year. Other income increased by ¥7.6 billion for the second quarter from the year-ago period due to foreign currency exchange gains while income before income taxes increased by 15.6% year on year to ¥98.9 billion. Net income attributable to Canon Inc. increased by 28.6% to ¥66.5 billion for the second quarter.

Basic net income attributable to Canon Inc. stockholders per share for the second quarter was ¥57.68, an increase of ¥13.97 compared with the corresponding quarter of the previous year.

(3)	Operating Results (continued)

[First-half results]

Despite the decreased demand for digital compact cameras and industrial equipment, net sales for the first six months increased 3.2% year on year to ¥1,783.5 billion, owing to the steady sales of competitive MFDs and laser printers along with increased sales of inkjet printers and the positive effect of favorable currency exchange rates. The gross profit ratio for the first half rose 0.3 points to 48.4% from the year-ago period, thanks to the effects of ongoing cost-cutting efforts along with the depreciation of the yen. Despite Group-wide efforts to thoroughly reduce spending, foreign-currency-denominated operating expenses increased after conversion into yen due to the depreciation of the yen, resulting in an increase in first-half operating expenses of 8.3% year on year to ¥710.1 billion. Consequently, operating profit for the first half of the year decreased by 12.6% to ¥153.1 billion owing to the large decline in the first quarter. Other income increased by ¥3.0 billion for the first half from the year-ago period due to foreign currency exchange gains while income before income taxes decreased by 10.7% year on year to ¥159.1 billion. First-half net income attributable to Canon Inc. decreased by 5.2% to ¥107.4 billion.

Basic net income attributable to Canon Inc. stockholders per share for the first half of 2013 was ¥93.17, a year-on-year decrease of ¥2.09.

Looking at Canon’s first-half performance by business unit, within the Office Business Unit, as for office MFDs, led by the enhanced imageRUNNER ADVANCE C5200/C2200 series lineups, sales of color models increased from the year-ago period. Sales of production printing systems continued to grow steadily, with the new imagePRESS C1+II contributing to healthy sales in Japan. As for high speed continuous feed printers and wide-format printers, sales of the Océ ColorStream 3000 series showed solid growth. Despite the continued shrinking of the market as a whole, laser printers recorded an increase in sales volume year on year owing to sales expansion efforts centered on laser multifunction printers. As a result, sales for the combined first six months of the year totaled ¥984.2 billion, increasing 10.4% year on year, while operating profit increased by 22.6% to ¥136.3 billion.

Within the Imaging System Business Unit, sales of EOS 5D Mark III and 6D advanced-amateur-model interchangeable-lens digital cameras continued to grow. Furthermore, in Japan, the new entry-level EOS Digital Rebel SL1/T5i cameras have proved popular, further contributing to sales and helping the company to maintain its top share of the global market. As for digital compact cameras, sales volume declined from the previous year due to the market slowdown and the increasing popularity of smartphones, despite efforts to increase sales through the introduction of such new products as the Powershot SX280 HS, equipped with a high-magnification zoom lens that exceeds the capabilities of lenses offered by smartphones, and the ELPH 115 IS. The Cinema EOS System, which has earned high marks from professionals working in the motion-picture and television production industries, received a boost in product appeal through upgrades in related software aimed at increasing convenience for users. As for inkjet printers, with the market recognizing new products featuring improved designs and operability in addition to enhanced print quality and other basic functionality, the segment enjoyed solid sales growth, as well as an increase in sales of consumable supplies, even when excluding the effects of the favorable foreign exchange rate. As a result of the above, sales for the first six months totaled ¥684.1 billion, rising 1.6% year on year, while operating profit totaled ¥84.8 billion, a decrease of 17.5% year on year.

In the Industry and Others Business Unit, although investment in semiconductor lithography equipment used to produce image sensors grew steadily, sales volume of semiconductor lithography equipment declined from the previous year owing to restrained capital expenditure for memory devices due to the inventory correction in the NAND flash memory market. As for FPD lithography equipment, shrinking demand for equipment used in the production of large-size panels led to a sales decline for the period. Consequently, sales for the first half of the year totaled ¥161.0 billion, a decrease of 22.6%, while operating profit recorded a loss of ¥13.4 billion, a decrease of ¥23.7 billion, from the year-ago period.

(3)	Operating Results (continued)

First-half results by major geographic area are summarized as follows:

Japan

Although interchangeable-lens digital cameras showed solid growth in Japan for the first half, net sales declined 6.7% from the year-ago period to ¥1,257.8 billion, due to a decrease in sales of industry and others caused by the restrained capital expenditure for semiconductor lithography equipment. Operating profit decreased 7.4% year on year to ¥160.4 billion for the first half.

Net sales outside Japan increased in all areas due to the solid sales growth of office MFDs, laser printers and inkjet printers along with the effects of depreciation of the yen.

Americas

Despite the sales decline of digital compact cameras from the previous year due to the significant market slowdown, robust sales increase of inkjet printers including consumable supplies, along with the depreciation of the yen against the U.S. dollar, caused sales increase for the first half by 12.5% from the year-ago period to ¥517.6 billion. Operating profit for the first half totaled ¥11.3 billion, an increase of 31.8% year on year.

Europe

Although the sales of interchangeable-lens digital cameras dipped due to shifting to lower-priced products as well as digital compact cameras decreased owing to shrinking market, amid the situation of increasing uncertainty in European economy, sales of inkjet printers and MFDs showed steady sales growth. As a result, along with the effect of depreciation of the yen, sales for the first six months increased by 12.5% from the same period of the previous year to ¥569.0 billion. Operating profit for the first half, however, posted a loss of ¥7.0 billion due to an increase of operating expenses by the negative effect of the depreciation of the yen.

Asia and Oceania

Sales of interchangeable-lens digital cameras, which have been an engine for solid growth in Asia and Oceania showed slowdown in growth. In addition, sales of digital compact cameras and laser printers faced harsh conditions. Color office MFDs, on the other hand, showed steady sales growth along with inkjet printers including consumable supplies. As a consequence of above, as well as positive impact of depreciation of the yen, sales increased by 2.4% to ¥788.9 billion for the first six months. Operating profit in Asia and Oceania decreased 7.8% to ¥29.6 billion for the first half.

(3)	Operating Results (continued)

Cash Flows

During the first half of 2013, cash flow from operating activities totaled ¥217.9 billion, an increase of ¥15.9 billion compared with the corresponding period of the previous year owing to improvements in working capital through such means as increasing the collection of accounts receivable. Although capital investment focused on new products, cash flow from investing activities increased ¥27.5 billion year on year, totaling ¥139.3 billion, due to the increasing amount of time deposits included in short-term investments. Accordingly, free cash flow totaled ¥78.6 billion, a decrease of ¥11.6 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥85.4 billion, mainly arising from the dividend payout. Owing to these factors, as well as the positive impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥41.1 billion year on year to ¥707.8 billion.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the six months ended June 30, 2013.

Research and Development Expenditures

Canon’s research and development expenditures for the six months ended June 30, 2013 totaled ¥151.2 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first half of 2013.

(2)	Prospect of Capital Investment in the First Half of Fiscal 2013

The new construction of property, plant and equipment, which had been in progress as of December 31, 2012 and was completed during the first half of 2013, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Canon U.S.A., Inc. New York, U.S.A.	New headquarter office Regional marketing subsidiary	January 2013
Canon Business Machines (Philippines), Inc. Batangas, Philippines	Laser printers (Office Business Unit)	February 2013

Canon Inc. Oita, Japan	Administrative office	April 2013

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the first half of 2013. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the first half of 2013.

III.    Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of June 30, 2013

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of June 30, 2013
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

	As of June 30, 2013
	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	64,774,200	4.86%
Japan Trustee Services Bank, Ltd. (Trust Account)	64,426,300	4.83%
The Dai-Ichi Life Insurance Company, Limited	37,416,380	2.81%
Nomura Securities Co., Ltd.	29,470,400	2.21%
State Street Bank and Trust Company	24,190,911	1.81%
SSBT OD05 OMNIBUS ACCOUNT – TREATY CLIENTS	23,873,700	1.79%
Moxley & Co.LLC	23,219,540	1.74%
State Street Bank and Trust Company 505225	19,366,358	1.45%
Deutsche Securities Inc.	19,166,151	1.44%
Sompo Japan Insurance Inc.	18,799,987	1.41%

Total	324,703,927	24.34%

Notes:

1.	Apart from the above shares, The Dai-Ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.

2.	Moxley & Co.LLC is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts).

3.	Apart from the above shares, the Company owns 180,967,729 shares (13.57% of total issued shares) of treasury stock.

(1)	Shares (continued)

4.

Nomura Securities Co., Ltd. and its three affiliated companies listed below submitted a report on large share holdings to the Kanto Local Finance Bureau on July 5, 2013 in their joint names and reported that they owned 85,697,122 shares (6.42%) of the Company as of June 28, 2013 in total as detailed below. However, the Company has not confirmed the status of these holdings as of June 30, 2013.

	Number of shares held	Number of shares held /
		Number of shares issued

Nomura Securities Co., Ltd.	52,835,282	3.96%
Nomura International plc	2,740,066	0.21%
Nomura Securities International, Inc.	0	0.00%
Nomura Asset Management Co., Ltd.	30,121,774	2.26%

Total	85,697,122	6.42%

* Nomura Securities Co., Ltd. and its two affiliated companies submitted a change report on share holdings to the Kanto Local Finance Bureau on July 22, 2013 in their joint names and reported that they owned 35,735,365 shares (2.68%) of the Company as of July 15, 2013.

(1)	Shares (continued)

Voting Rights

	As of June 30, 2013

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 180,967,700	-

Shares with full voting rights (Others)	1,151,019,900	11,510,199

Fractional unit shares (Note)	1,775,864	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	11,510,199

Note:

In “Fractional unit shares” under “Number of shares,” 29 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued

Canon Inc.	180,967,700	13.57%

Total	180,967,700	13.57%

(2)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2012 and the end of this quarter.

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2012 and the end of this quarter.

Change in functions of executive officer is below:

Yoichi Iwabuchi	(Executive Officer: Deputy Group Executive of Digital Platform Technology Development Group)

IV.    Financial Statements (Unaudited)

(1)    Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	June 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents (Note 14)	707,774	666,678
Short-term investments (Note 2)	47,349	28,322
Trade receivables, net (Note 3)	544,888	573,375
Inventories (Note 4)	582,461	551,623
Prepaid expenses and other current assets (Notes 10 and 14)	291,791	262,258

Total current assets	2,174,263	2,082,256

Noncurrent receivables (Note 11)	20,599	19,702
Investments (Note 2)	60,741	56,617
Property, plant and equipment, net (Note 5)	1,284,058	1,260,364
Intangible assets, net	138,251	135,736
Other assets (Note 14)	431,614	400,828

Total assets	4,109,526	3,955,503

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	June 30, 2013	December 31, 2012

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	1,623	1,866
Trade payables (Note 6)	322,859	325,235
Accrued income taxes	53,634	60,057
Accrued expenses (Note 11)	274,067	291,348
Other current liabilities (Note 10)	235,549	165,929

Total current liabilities	887,732	844,435

Long-term debt, excluding current installments	1,641	2,117
Accrued pension and severance cost	283,845	272,131
Other noncurrent liabilities	88,025	82,518

Total liabilities	1,261,243	1,201,201

Commitments and contingent liabilities (Note 11)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,003	401,547
Legal reserve	62,124	61,663
Retained earnings	3,090,303	3,138,976
Accumulated other comprehensive income (loss) (Note 8)	(226,173)	(367,249)
Treasury stock, at cost	(811,648)	(811,673)
(Number of shares)	(180,967,729)	(180,972,173)

Total Canon Inc. stockholders’ equity	2,690,371	2,598,026
Noncontrolling interests (Note 7)	157,912	156,276

Total equity (Note 7)	2,848,283	2,754,302

Total liabilities and equity	4,109,526	3,955,503

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Six months ended June 30, 2013	Six months ended June 30, 2012

Net sales	1,783,533	1,728,445

Cost of sales	920,262	897,626

Gross profit	863,271	830,819

Operating expenses:
Selling, general and administrative expenses (Note 14)	558,983	506,191
Research and development expenses	151,161	149,353

	710,144	655,544

Operating profit	153,127	175,275

Other income (deductions):
Interest and dividend income	2,741	3,574
Interest expense	(251)	(375)
Other, net (Notes 10, 13 and 14)	3,506	(205)

	5,996	2,994

Income before income taxes	159,123	178,269

Income taxes	48,770	61,503

Consolidated net income	110,353	116,766

Less: Net income attributable to noncontrolling interests	2,944	3,514

Net income attributable to Canon Inc.	107,409	113,252

	Yen	Yen

Net income attributable to Canon Inc. stockholders per share (Note 9):
Basic	93.17	95.26
Diluted	93.17	95.25
Cash dividends per share	65.00	60.00

Consolidated Statements of Comprehensive Income

	Millions of yen
	Six months ended June 30, 2013	Six months ended June 30, 2012

Consolidated net income	110,353	116,766
Other comprehensive income (loss), net of tax (Note 8):
Foreign currency translation adjustments	137,134	8,366
Net unrealized gains and losses on securities	2,155	989
Net gains and losses on derivative instruments	3,607	897
Pension liability adjustments	(81)	588

	142,815	10,840

Comprehensive income (Note 7)	253,168	127,606
Less: Comprehensive income attributable to noncontrolling interests	4,397	3,536

Comprehensive income attributable to Canon Inc.	248,771	124,070

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2012

Net sales	966,880	899,205

Cost of sales	489,522	459,284

Gross profit	477,358	439,921

Operating expenses:
Selling, general and administrative expenses (Note 14)	301,359	270,003
Research and development expenses	77,645	77,322

	379,004	347,325

Operating profit	98,354	92,596

Other income (deductions):
Interest and dividend income	1,705	2,012
Interest expense	(146)	(266)
Other, net (Notes 10, 13 and 14)	(1,045)	(8,797)

	514	(7,051)

Income before income taxes	98,868	85,545

Income taxes	30,242	32,389

Consolidated net income	68,626	53,156

Less: Net income attributable to noncontrolling interests	2,130	1,442

Net income attributable to Canon Inc.	66,496	51,714

	Yen	Yen

Net income attributable to Canon Inc. stockholders per share (Note 9):
Basic	57.68	43.71
Diluted	57.68	43.71
Cash dividends per share	65.00	60.00

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2012

Consolidated net income	68,626	53,156
Other comprehensive income (loss), net of tax (Note 8):
Foreign currency translation adjustments	51,534	(61,992)
Net unrealized gains and losses on securities	1,029	(3,008)
Net gains and losses on derivative instruments	2,672	5,272
Pension liability adjustments	935	251

	56,170	(59,477)

Comprehensive income (loss)	124,796	(6,321)
Less: Comprehensive income attributable to noncontrolling interests	2,769	620

Comprehensive income (loss) attributable to Canon Inc.	122,027	(6,941)

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Six months ended June 30, 2013	Six months ended June 30, 2012
Cash flows from operating activities:
Consolidated net income	110,353	116,766
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	131,653	120,906
Loss on disposal of fixed assets	4,386	7,380
Deferred income taxes	(339)	(1,428)
Decrease in trade receivables	71,357	32,233
(Increase) decrease in inventories	18,269	(63,586)
Decrease in trade payables	(55,633)	(1,273)
Increase (decrease) in accrued income taxes	(7,416)	17,231
Decrease in accrued expenses	(38,616)	(36,987)
Increase (decrease) in accrued (prepaid) pension and severance cost	(874)	1,763
Other, net	(15,251)	8,962

Net cash provided by operating activities	217,889	201,967

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(119,809)	(162,481)
Proceeds from sale of fixed assets (Note 5)	1,062	1,287
Purchases of available-for-sale securities	(2,654)	(152)
Proceeds from sale and maturity of available-for-sale securities	3,141	189
(Increase) decrease in time deposits, net	(15,745)	49,998
Acquisitions of subsidiaries, net of cash acquired	(4,914)	(704)
Purchases of other investments	(209)	(259)
Other, net	(138)	345

Net cash used in investing activities	(139,266)	(111,777)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,101	389
Repayments of long-term debt	(1,345)	(1,181)
Decrease in short-term loans, net	(563)	(3,616)
Dividends paid	(80,695)	(72,092)
Repurchases of treasury stock, net	13	(99,970)
Other, net	(3,865)	(11,071)

Net cash used in financing activities	(85,354)	(187,541)

Effect of exchange rate changes on cash and cash equivalents	47,827	(1,829)

Net change in cash and cash equivalents	41,096	(99,180)

Cash and cash equivalents at beginning of period	666,678	773,227

Cash and cash equivalents at end of period	707,774	674,047

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	223	428
Income taxes	62,260	52,904

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)    Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method basis as of June 30, 2013 and December 31, 2012 are summarized as follows:

	June 30, 2013	December 31, 2012
Consolidated subsidiaries	271	275
Affiliated companies	9	9

Total	280	284

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recently Issued Accounting Guidance

In February 2013, the FASB issued an amendment which requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. Canon adopted this amended guidance from the quarter beginning January 1, 2013. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 8 of the Notes to Consolidated Financial Statements.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at June 30, 2013 and December 31, 2012 were as follows:

	Millions of yen
	June 30, 2013
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	20	-	-	20

Noncurrent:
Government bonds	219	-	16	203
Corporate bonds	447	25	37	435
Fund trusts	105	-	1	104
Equity securities	15,652	10,253	247	25,658

	16,423	10,278	301	26,400

	Millions of yen
	December 31, 2012
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	30	-	-	30

Noncurrent:
Government bonds	181	-	-	181
Corporate bonds	590	-	30	560
Fund trusts	1,192	43	1	1,234
Equity securities	14,866	7,033	564	21,335

	16,829	7,076	595	23,310

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments (continued)

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at June 30, 2013:

	Millions of yen
	Cost	Fair value
Due within one year	20	20
Due after one year through five years	9	9
Due after five years through ten years	762	733

	791	762

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains were ¥1,586 million and ¥93 million for the six months ended June 30, 2013 and 2012, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥2 million and ¥1,214 million for the six months ended June 30, 2013 and 2012, respectively. The gross realized gains were ¥608 million and ¥64 million for the three months ended June 30, 2013 and 2012, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥2 million and ¥248 million for the three months ended June 30, 2013 and 2012, respectively.

At June 30, 2013, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥47,329 million and ¥28,292 million at June 30, 2013 and December 31, 2012, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥14,793 million and ¥14,808 million at June 30, 2013 and December 31, 2012, respectively. These investments were not evaluated for impairment at June 30, 2013 and December 31, 2012, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)    Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30, 2013	December 31, 2012

Notes	15,992	17,207
Accounts	542,861	569,138
Less allowance for doubtful receivables	(13,965)	(12,970)

	544,888	573,375

(4)    Inventories

Inventories are summarized as follows:

	Millions of yen
	June 30, 2013	December 31, 2012

Finished goods	382,769	391,194
Work in process	180,279	139,923
Raw materials	19,413	20,506

	582,461	551,623

(5)    Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30, 2013	December 31, 2012

Land	277,104	272,233
Buildings	1,528,994	1,447,838
Machinery and equipment	1,679,649	1,586,827
Construction in progress	76,859	112,919

	3,562,606	3,419,817
Less accumulated depreciation	(2,278,548)	(2,159,453)

	1,284,058	1,260,364

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)    Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30, 2013	December 31, 2012

Notes	14,089	11,971
Accounts	308,770	313,264

	322,859	325,235

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)    Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the six months ended June 30, 2013 and 2012 are as follows:

	Millions of yen
	Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2012	2,598,026	156,276	2,754,302

Dividends to Canon Inc. stockholders	(155,627)	-	(155,627)
Dividends to noncontrolling interests	-	(2,005)	(2,005)
Equity transactions with noncontrolling interests and other	(812)	(756)	(1,568)

Comprehensive income:
Net income	107,409	2,944	110,353
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	136,149	985	137,134
Net unrealized gains and losses on securities	1,813	342	2,155
Net gains and losses on derivative instruments	3,607	-	3,607
Pension liability adjustments	(207)	126	(81)
Total comprehensive income	248,771	4,397	253,168
Repurchase of treasury stock, net	13	-	13

Balance at June 30, 2013	2,690,371	157,912	2,848,283

Balance at December 31, 2011	2,551,132	162,535	2,713,667

Dividends paid to Canon Inc. stockholders	(72,092)	-	(72,092)
Dividends paid to noncontrolling interests	-	(1,327)	(1,327)
Equity transactions with noncontrolling interests and other	(3,523)	(6,167)	(9,690)

Comprehensive income:
Net income	113,252	3,514	116,766
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	8,429	(63)	8,366
Net unrealized gains and losses on securities	1,008	(19)	989
Net gains and losses on derivative instruments	897	0	897
Pension liability adjustments	484	104	588
Total comprehensive income	124,070	3,536	127,606
Repurchase of treasury stock, net	(99,970)	-	(99,970)

Balance at June 30, 2012	2,499,617	158,577	2,658,194

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)    Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) are as follows:

Six months ended June 30, 2013

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2012	(247,734)	4,146	(4,462)	(119,199)	(367,249)
Equity transactions with noncontrolling interests and other	(168)	-	(2)	(116)	(286)
Other comprehensive income (loss) before reclassifications	136,149	2,868	(4,522)	(618)	133,877
Amounts reclassified from accumulated other comprehensive income (loss)	-	(1,055)	8,129	411	7,485

Net change during the period	135,981	1,813	3,605	(323)	141,076

Balance at June 30, 2013	(111,753)	5,959	(857)	(119,522)	(226,173)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) are as follows:

Six months ended June 30, 2013

Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
Unrealized gains and losses on securities	(1,584)	Other, net
	344	Income taxes

	(1,240)	Consolidated net income
	185	Net income attributable to noncontrolling interests

	(1,055)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	13,008	Other, net
	(4,879)	Income taxes

	8,129	Consolidated net income
	-	Net income attributable to noncontrolling interests

	8,129	Net income attributable to Canon Inc.

Pension liability adjustments	727	*2
	(186)	Income taxes

	541	Consolidated net income
	(130)	Net income attributable to noncontrolling interests

	411	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	7,485

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Other Comprehensive Income (Loss) (continued)

Three months ended June 30, 2013

Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1	Affected line items in consolidated statements of income
Unrealized gains and losses on securities	(606)	Other, net
	213	Income taxes

	(393)	Consolidated net income
	179	Net income attributable to noncontrolling interests

	(214)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	7,348	Other, net
	(2,753)	Income taxes

	4,595	Consolidated net income
	-	Net income attributable to noncontrolling interests

	4,595	Net income attributable to Canon Inc.

Pension liability adjustments	374	*2
	(95)	Income taxes

	279	Consolidated net income
	(65)	Net income attributable to noncontrolling interests

	214	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	4,595

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the six months ended June 30, 2013 and 2012 is as follows:

	Millions of yen
	Six months ended June 30, 2013	Six months ended June 30, 2012
Net income attributable to Canon Inc.	107,409	113,252

	Number of shares
	Six months ended June 30, 2013	Six months ended June 30, 2012
Average common shares outstanding	1,152,791,666	1,188,899,356
Effect of dilutive securities:
Stock options	16,931	41,148

Diluted common shares outstanding	1,152,808,597	1,188,940,504

	Yen
	Six months ended June 30, 2013	Six months ended June 30, 2012
Net income attributable to Canon Inc. stockholders per share:
Basic	93.17	95.26
Diluted	93.17	95.25

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the three months ended June 30, 2013 and 2012 is as follows:

	Millions of yen
	Three months ended June 30, 2013	Three months ended June 30, 2012
Net income attributable to Canon Inc.	66,496	51,714

	Number of shares
	Three months ended June 30, 2013	Three months ended June 30, 2012
Average common shares outstanding	1,152,792,021	1,183,055,213
Effect of dilutive securities:
Stock options	18,771	29,490

Diluted common shares outstanding	1,152,810,792	1,183,084,703

	Yen
	Three months ended June 30, 2013	Three months ended June 30, 2012
Net income attributable to Canon Inc. stockholders per share:
Basic	57.68	43.71
Diluted	57.68	43.71

The computation of diluted net income attributable to Canon Inc. stockholders per share for the six and three months ended June 30, 2013 and 2012 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)    Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2013 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)    Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at June 30, 2013 and December 31, 2012 are set forth below:

	Millions of yen
	June 30, 2013	December 31, 2012
To sell foreign currencies	367,615	420,272
To buy foreign currencies	54,614	66,563

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at June 30, 2013 and December 31, 2012.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2013	December 31, 2012
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	465	443

Liabilities:
Foreign exchange contracts	Other current liabilities	501	4,472

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2013	December 31, 2012
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	3,612	388

Liabilities:
Foreign exchange contracts	Other current liabilities	946	21,021

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the six and three months ended June 30, 2013 and 2012.

Derivatives in cash flow hedging relationships

	Millions of yen
Six months ended June 30, 2013	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	5,807	Other, net	(13,008)	Other, net	(46)

	Millions of yen
Six months ended June 30, 2012	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,538	Other, net	(3,935)	Other, net	(145)

	Millions of yen
Three months ended June 30, 2013	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	4,275	Other, net	(7,348)	Other, net	(21)

	Millions of yen
Three months ended June 30, 2012	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	8,799	Other, net	(4,858)	Other, net	(60)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Six months ended June 30, 2013	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(36,521)

	Millions of yen
Six months ended June 30, 2012	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	4,883

	Millions of yen
Three months ended June 30, 2013	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(13,488)

	Millions of yen
Three months ended June 30, 2012	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	20,202

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Commitments and Contingent Liabilities

Commitments

As of June 30, 2013, commitments outstanding for the purchase of property, plant and equipment approximated ¥33,023 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥77,477 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,399 million and ¥13,313 million at June 30, 2013 and December 31, 2012, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥22,470 million (within one year) and ¥54,479 million (after one year), at June 30, 2013.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥12,773 million at June 30, 2013. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2013 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the six months ended June 30, 2013 and 2012 is summarized as follows:

Six months ended June 30, 2013
Millions of yen
Balance at December 31, 2012	12,163
Addition	6,892
Utilization	(7,019)
Other	(1,386)

Balance at June 30, 2013	10,650

Six months ended June 30, 2012
Millions of yen
Balance at December 31, 2011	11,691
Addition	8,576
Utilization	(7,291)
Other	(1,566)

Balance at June 30, 2012	11,410

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at June 30, 2013 and December 31, 2012 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	June 30, 2013		December 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(3,243)	(3,238)	(3,664)	(3,654)
Foreign exchange contracts:
Assets	4,077	4,077	831	831
Liabilities	(1,447)	(1,447)	(25,493)	(25,493)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 13.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At June 30, 2013 and December 31, 2012, one customer accounted for approximately 18% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	-

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at June 30, 2013 and December 31, 2012.

	Millions of yen
	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	108,555	-	108,555
Available-for-sale (current):
Corporate bonds	20	-	-	20
Available-for-sale (noncurrent):
Government bonds	203	-	-	203
Corporate bonds	-	132	303	435
Fund trusts	10	94	-	104
Equity securities	25,658	-	-	25,658
Derivatives	-	4,077	-	4,077

Total assets	25,891	112,858	303	139,052

Liabilities:
Derivatives	-	1,447	-	1,447

Total liabilities	-	1,447	-	1,447

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	141,729	-	141,729
Available-for-sale (current):
Corporate bonds	30	-	-	30
Available-for-sale (noncurrent):
Government bonds	181	-	-	181
Corporate bonds	-	116	444	560
Fund trusts	159	1,075	-	1,234
Equity securities	21,335	-	-	21,335
Derivatives	-	831	-	831

Total assets	21,705	143,751	444	165,900

Liabilities:
Derivatives	-	25,493	-	25,493

Total liabilities	-	25,493	-	25,493

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the six months ended June 30, 2013 and 2012.

Six months ended June 30, 2013

Millions of yen
Balance at December 31, 2012	444
Total gains or losses (realized or unrealized):
Included in earnings	1
Included in other comprehensive income (loss)	4
Purchases, issuances and settlements	(146)

Balance at June 30, 2013	303

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements (continued)

Six months ended June 30, 2012

Millions of yen
Balance at December 31, 2011	454
Total gains or losses (realized or unrealized):
Included in earnings	2
Included in other comprehensive income (loss)	1
Purchases, issuances and settlements	(22)

Balance at June 30, 2012	435

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended June 30, 2013 and 2012.

Three months ended June 30, 2013

Millions of yen
Balance at March 31, 2013	422
Total gains or losses (realized or unrealized):
Included in earnings	(1)
Included in other comprehensive income (loss)	2
Purchases, issuances and settlements	(120)

Balance at June 30, 2013	303

Three months ended June 30, 2012

Millions of yen
Balance at March 31, 2012	445
Total gains or losses (realized or unrealized):
Included in earnings	4
Included in other comprehensive income (loss)	(11)
Purchases, issuances and settlements	(3)

Balance at June 30, 2012	435

Gains and losses included in earnings are mainly related to corporate bonds still held at June 30, 2013 and 2012, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the six and three months ended June 30, 2013 and 2012, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net losses of ¥2,144 million and ¥3,333 million for the six months ended June 30, 2013 and 2012, respectively, and ¥5,326 million and ¥12,640 million, for the three months ended June 30, 2013, and 2012, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥37,614 million and ¥40,994 million for the six months ended June 30, 2013 and 2012, respectively, and were ¥27,011 million and ¥26,562 million for the three months ended June 30, 2013 and 2012, respectively.

Shipping and handling costs totaled ¥22,799 million and ¥19,131 million for the six months ended June 30, 2013 and 2012, respectively, and ¥12,033 million and ¥9,778 million for the three months ended June 30, 2013 and 2012, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥108,555 million and ¥141,729 million at June 30, 2013 and December 31, 2012, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables are ¥231,116 million and ¥185,005 million at June 30, 2013 and 2012, respectively. Finance receivables which are individually evaluated for impairment at June 30, 2013 and 2012 are not significant.

The activity in the allowance for credit losses is as follows:

Six months ended June 30, 2013

Millions of yen
Balance at December 31, 2012	6,908

Charge-offs	(660)

Provision	919

Other	285

Balance at June 30, 2013	7,452

Six months ended June 30, 2012

Millions of yen
Balance at December 31, 2011	7,039

Charge-offs	(759)

Provision	669

Other	(669)

Balance at June 30, 2012	6,280

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at June 30, 2013 and December 31, 2012 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit: Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) /

 Laser printers / Digital production printing systems /

 High speed continuous feed printers / Wide-format printers / Document solution

Imaging System Business Unit: Interchangeable lens digital cameras / Digital compact cameras /

 Digital camcorders / Digital cinema cameras / Interchangeable lenses /

 Inkjet printers / Large-format inkjet printers / Commercial photo printers /

 Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit: Semiconductor lithography equipment /

 Flat panel display (FPD) lithography equipment /

 Digital radiography systems / Ophthalmic equipment /

 Vacuum thin-film deposition equipment/

 Organic LED (OLED) panel manufacturing equipment/ Die bonders /

 Micromotors / Network cameras /Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information (continued)

Information about operating results for each segment for the six months ended June 30, 2013 and 2012 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2013:

Net sales:
External customers	979,585	683,760	120,188	–	1,783,533
Intersegment	4,653	360	40,827	(45,840)	–

Total	984,238	684,120	161,015	(45,840)	1,783,533
Operating cost and expenses	847,975	599,361	174,381	8,689	1,630,406

Operating profit	136,263	84,759	(13,366)	(54,529)	153,127

2012:

Net sales:
External customers	889,608	672,314	166,523	–	1,728,445
Intersegment	2,293	896	41,607	(44,796)	–

Total	891,901	673,210	208,130	(44,796)	1,728,445
Operating cost and expenses	780,743	570,463	197,805	4,159	1,553,170

Operating profit	111,158	102,747	10,325	(48,955)	175,275

Information about operating results for each segment for the three months ended June 30, 2013 and 2012 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2013:

Net sales:
External customers	517,455	385,833	63,592	–	966,880
Intersegment	2,577	180	22,356	(25,113)	–

Total	520,032	386,013	85,948	(25,113)	966,880
Operating cost and expenses	443,840	329,735	91,778	3,173	868,526

Operating profit	76,192	56,278	(5,830)	(28,286)	98,354

2012:

Net sales:
External customers	452,682	369,297	77,226	–	899,205
Intersegment	1,180	437	21,122	(22,739)	–

Total	453,862	369,734	98,348	(22,739)	899,205
Operating cost and expenses	395,550	313,721	92,016	5,322	806,609

Operating profit	58,312	56,013	6,332	(28,061)	92,596

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information (continued)

Information by major geographic area for the six months ended June 30, 2013 and 2012 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2013:
Net sales:	335,372	514,084	542,309	391,768	1,783,533

2012:
Net sales:	355,724	453,528	503,389	415,804	1,728,445
Information by major geographic area for the three months ended June 30, 2013 and 2012 is as follows:
	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2013:
Net sales:	175,654	282,082	295,944	213,200	966,880

2012:
Net sales:	178,849	243,180	258,936	218,240	899,205

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the six months ended June 30, 2013 and 2012.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2013:

Net sales:
External customers	358,959	510,984	542,861	370,729	-	1,783,533
Intersegment	898,876	6,645	26,101	418,173	(1,349,795)	-

Total	1,257,835	517,629	568,962	788,902	(1,349,795)	1,783,533
Operating cost and expenses	1,097,394	506,351	575,923	759,348	(1,308,610)	1,630,406

Operating profit	160,441	11,278	(6,961)	29,554	(41,185)	153,127

2012:

Net sales:
External customers	413,794	448,099	502,481	364,071	-	1,728,445
Intersegment	935,009	12,089	3,053	406,227	(1,356,378)	-

Total	1,348,803	460,188	505,534	770,298	(1,356,378)	1,728,445
Operating cost and expenses	1,175,625	451,630	488,851	738,234	(1,301,170)	1,553,170

Operating profit	173,178	8,558	16,683	32,064	(55,208)	175,275

Information by the location of the Company and its subsidiaries for the three months ended June 30, 2013 and 2012.
	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2013:

Net sales:
External customers	187,085	281,609	296,132	202,054	-	966,880
Intersegment	473,150	4,067	14,370	227,645	(719,232)	-

Total	660,235	285,676	310,502	429,699	(719,232)	966,880
Operating cost and expenses	563,567	277,724	311,449	414,334	(698,548)	868,526

Operating profit	96,668	7,952	(947)	15,365	(20,684)	98,354

2012:

Net sales:
External customers	204,579	241,097	258,445	195,084	-	899,205
Intersegment	474,836	6,871	1,527	209,021	(692,255)	-

Total	679,415	247,968	259,972	404,105	(692,255)	899,205
Operating cost and expenses	578,793	243,642	254,182	392,890	(662,898)	806,609

Operating profit	100,622	4,326	5,790	11,215	(29,357)	92,596

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on June 26, 2013 as below:

1. Total amount of interim cash dividends:

74,932 million yen

2. Amount of an interim cash dividend per share:

65 yen

3. Payment date:

August 27, 2013

Note:

The interim dividend is paid to registered shareholders as of June 30, 2013.